Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 1, 2011

Bloomberg interview with NYSE Euronext Chief Executive Officer, Duncan Niederauer (June 1, 2011):

NYSE Chief Calls Merger Feedback From European Regulators ‘Constructive’

By Whitney Kisling, Nina Mehta and Matthew Leising

NYSE Euronext has received “very constructive” feedback from European regulators on its agreement to merge with Deutsche Boerse AG (DB1), according to Duncan Niederauer, the chief executive officer.

“The tone’s been very, very constructive, and we’re on track for decisions in 2011 for sure,” Niederauer said yesterday in an interview at Bloomberg headquarters in New York. The owner of the New York Stock Exchange and NYSE Liffe derivatives market agreed in February to the $9.53 billion deal and won a victory last month when an unsolicited offer from Nasdaq OMX Group Inc. (NDAQ) and IntercontinentalExchange Inc. (ICE) was blocked by U.S. authorities.

More than $20 billion of stock-market mergers have been announced in the last seven months as exchange operators seek to expand revenue sources after profits fell in equity trading. Niederauer, whose deal with Frankfurt-based Deutsche Boerse would create the world’s biggest exchange company, said it’s too early to pursue major acquisitions in Asia.

“One of my takeaways from Asia is they want to be part of it, they just need time,” said Niederauer, who was in the region last month. “It’s going to be a while. I think it’s five to 10 years out. Most Asian exchanges have not demutualized yet and do not have a public currency.”

Among the eight largest publicly traded exchanges worldwide by market value, three are in Asia-Pacific countries: Hong Kong Exchanges & Clearing Ltd., Singapore Exchange Ltd. (SGX) and Australia’s ASX Ltd. (ASX) Venues elsewhere in the region are either government-owned or have yet to demutualize, or shift from member to shareholder ownership.

Japan, China

While equities listed in Japan and China have the second- and third-highest market value worldwide, the owners of their primary exchanges have yet to sell shares through an initial public offering. Tokyo Stock Exchange Inc. said March 10 that it will begin procedures for a public share sale. The two biggest exchanges in China are the Shanghai and Shenzhen stock exchanges. Both are overseen by the China Securities Regulatory Commission, which is a government agency.

Hong Kong Exchanges is the world’s largest listed exchange operator by market value at about $24 billion, according to data compiled by Bloomberg. The company posted its first annual profit gain in three years in March, as initial public offerings reached a record.

Failed Bid

A deal that would have united the exchanges in Singapore and Australia failed. While Singapore Exchange’s A$8.3 billion ($8.9 billion) bid for Sydney-based ASX in October marked the first agreement in a wave of exchange consolidation, the deal was blocked by Australian regulators in April. In rejecting the deal, Australian Acting Prime Minster Wayne Swan said it was a “no brainer” that the deal wasn’t in the country’s “national interest.”

NYSE Euronext (NYX), based in New York, and Deutsche Boerse agreed in February to merge. Even with the Nasdaq OMX-ICE joint bid withdrawn, NYSE Euronext’s deal faces a review from European regulators, who may take issue with joining the biggest derivatives businesses in the region.

In addition to combining the Eurex and Liffe markets within one company, the deal between NYSE Euronext and Deutsche Boerse would bring about 30 percent of European stock trading under common ownership, based on data compiled by Bats Global Markets. In the U.S. the company would own three equity options exchanges, giving it 42 percent of the volume, based on April’s figures compiled by Chicago-based OCC, which clears equity derivatives transactions.

Bid Withdrawn

Nasdaq OMX and ICE withdrew their joint $11.3 billion bid for NYSE Euronext on May 16 after the U.S. Justice Department threatened a lawsuit. An acquisition “would have substantially eliminated competition for corporate stock-listing services, opening and closing stock auction services, off-exchange stock trade reporting services and real-time proprietary equity data products,” the department said.

The combined NYSE Euronext-Deutsche Boerse entity will become the largest exchange company worldwide, trading or clearing 4.8 billion futures and options contracts last year, compared with CME Group Inc.’s 3.1 billion contracts, according to data from the Washington-based Futures Industry Association. The data include equity options in addition to futures contracts.

NYSE Euronext owners will meet July 7 about the deal, which requires 50 percent of their votes. Deutsche Boerse needs 75 percent of shareholders to approve it by July 13, according to a May 4 regulatory filing.

Excerpts from email from NYSE Euronext Chief Executive Officer Duncan Niederauer to employees of NYSE Euronext (June 1, 2011):

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We aspire to build the premier global capital markets community, and the proposed merger with Deutsche Boerse accelerates our ability to do just that. This past month's events should leave no doubt in your mind that we are indeed embracing the importance of thinking and acting globally.

In what may be remembered as one of the most significant moments in the history of the company, the withdrawal of the Nasdaq/ICE proposal (which happened to coincide with the NYSE's 219th "birthday") confirmed what we had said from the moment it first appeared. Our board believed that the proposal was not actionable and that it lacked much of the strategic value that the NYX/ DB combination promises to deliver. Why? Because it is our belief that our company should be more diversified, not less...and that we should be more global, not less. As I have mentioned in some of my recent videos, I am particularly proud of how we conducted ourselves throughout this attempt to disrupt and distract us. We could have behaved very differently but instead we stayed on the high road. We could have been distracted from running our business and from focusing on our clients, but instead all of you simply went about your business and delivered. We never compromised our integrity or our culture, and people took notice.

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 While in Asia it was also clear that the transformative nature of our proposed merger is turning heads all around the world.  At virtually every meeting, whether it be with issuers, prospects, investors, exchange leaders or policy makers, the subject of our merger was of great interest. It is also clear that our desire for the merged company to be seen as the most attractive partner for customers and other exchanges around the world will be well within our reach. All of the prospect companies I met understood that this made us a stronger and more global service provider. Government officials and policy makers were pleased to meet with us, and asked informed questions about the future. Exchanges in the region see consolidation coming in the future, and it is clear that we are positioned to be their preferred partner.

Consistent with the theme that our merger is garnering attention from people around the world, my short trip to Europe, which coincided with the Nasdaq/ICE withdrawal, gave me the opportunity to visit with finance ministers from three of the countries in which we do business. In addition, I met with an official from the Competition authority in Brussels, the chief French regulator and the French President's Chief of Staff. All very accessible and very constructive. There is no doubt our proposed merger with receive a great deal of attention, but we are endeavoring to keep the communication lines open.

*              *              *

With our shareholder vote on the horizon July 7th, a number of us will be spending as much time as we can with our investors between now and then. In addition to those meetings, we will continue to meet with our regulators to keep the merger on schedule. You'll also be pleased to know that the management and integration teams of the two companies are meeting regularly, which should make integration more seamless.

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Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.